Exhibit 11 – Statement:  Computation of Per Share Earnings

The following calculation has been made as at June 30, 2008:

Net Loss as at June 30, 2008	$ 38,417

Average Outstanding Shares	2,605,500

Net Loss per Share	$ 0.01

There have been no shares issued since June 30, 2008 and no stock options or warrants are outstanding which would have to be considered in the average number of shares outstanding.